UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Hopscotch Acquisition Corporation

Legal status of issuer

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> August 13, 2021

Physical address of issuer
1100 New Highway-Republic Airport, Farmingdale, NY 11735

Current number of employees
12

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	-$48,426.21	-$39,784.29
Cash & Cash Equivalents	$16,013.67	$24,755.59
Accounts Receivable	$0.00	$0.00
Short-term Debt	$271,199.78	$231,002.64
Long-term Debt	$286,532.42	$337,442.71
Revenues/Sales	$840,799.78	$897,587.57
Cost of Goods Sold	$755,648.12	$808,202.40
Taxes Paid	$0.00	$0.00
Net Income	$-72,928.77	$-93,994.31.00


April 23, 2025

FORM C-AR

Hopscotch Acquisition Corporation




 This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Hopscotch Acquisition Corporation, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://flyhopscotch.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 23, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

 Forward Looking Statement Disclosure

 This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this

Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Hopscotch Acquisition Corporation (the "Company") is a Delaware Corporation, formed on August 13, 2021.

The Company is located at 1100 New Highway-Republic Airport, Farmingdale, NY 11735.

The Company's website is https://flyhopscotch.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Hopscotch Air, Inc, a wholly owned subsidiary of Hopscotch Acquisition Corporation, is an FAA certificated air carrier, providing private, regional air taxi services throughout the Northeast and performed about 1700 revenue legs in 2024. We often fly to places the airlines don't serve, providing clients with a unique travel experience.

RISK FACTORS

Risks Related to the Company's Business and Industry

Uncertain Risk.
An investment in the Company (also referred to as "we," "us," "our," or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indecently retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors inanition to the information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

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Our business projections are only projections.

There can be no assurance that the Company will meet our projections. Even though the Company, through its wholly owned subsidiary, has performed these services for more than ten years, there can be no assurance that the Company will be able to continue to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Further, the Coronavirus pandemic negatively impacted the Company's operations and there can be no guarantee that operations will fully recover and continue to grow. The business Company engages in is highly regulated and we can be subject to changes in regulations that may negatively impact our business.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.

Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor, as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aviation industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. We anticipate raising additional capital within 12-14 months, which may result in economic dilution.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information.

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Amount raised in this Offering.

The amount raised in this offering may include investments from company insiders or immediate family members, Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service.

All of our current services are variants on one type of service, regional air transportation. The demand for those services varies over the course of time.

Minority Holder; Securities with Voting Rights

The Class B Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. Some current shareholders have voting rights in excess of the voting rights you have, further impacting your ability to affect management decisions.

You are trusting that management will make the best decision for the company.

You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings, in which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C, with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected.
Our growth projections assume that with an increased advertising and marketing budget- as well as regulatory approval- our services will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new services will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition.
We operate in a highly competitive industry space and while we believe our services offer a unique value proposition, we still face competition from numerous transportation sources.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.
Intellectual property is a complex field of law in which few things are certain. Through the years we have successfully defended our trademarks at both the United State Patent and Trademark office and with infringing companies. We believe we have strong trademark protections.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in operations, sales, marketing, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.
Our ability to sell services is dependent on outside government regulation such as the Federal Aviation Administration, Department of Transportation, and other relevant government laws and regulations. The laws and regulations concerning the selling of services may be subject to change investment in the Company may be affected

There are regulatory risks.
Hopscotch Air, Inc is an FAA-certificated air carrier and, as such, is subject to regulations by the FAA, Department of Transportation, and various other Federal and Canadian governmental agencies. These risks include negative regulatory changes, FAA-issued violations, or other certificate action that may make it difficult to continue operating.

Expenses may rise that are outside our control.

The aviation industry is subject to expenses outside the control of any one air carrier. Fuel and labor costs may rise, resulting in us having to charge higher fares, and making our services less appealing.

There is nationwide pilot shortage which may result in higher labor costs.

There is a nation-wide pilot shortage that may hamper the company's ability to hire, train and retain crew members. This could result in higher labor costs and curtail our financial results.

An accident could prove devastating to our business.

If we have any accident, our insurance may not be sufficient, and the regulators may suspend or revoke our ability to operate, even if it is not deemed our fault.

Investment may be scrutinized by the Department of Transportation.

The U.S. DOT reserves the right to review all air carrier related transactions. While we are confident the DOT will either not review this transaction or, if they do, they will quickly approve it, there is a risk that this could delay any investment.

There is no guarantee private aviation will continue to grow.

There is no guarantee that recent growth trends in private aviation will continue. The business is subject to various economic pressures and that could materially impact our business.

StartEngine has previously investigated and resolved flags on the issuer's subsidiary Bad Actor Check.

The issuer's subsidiary's Bad Actor Check showed three separate liens filed against the subsidiary, Hopscotch Air, Inc. Given the material risk for the Bad Actor Check was the tax liens, StartEngine notes no further concerns evidenced by the IRS Transcript reports.

Our business projections are only projections.

There can be no assurance that the Company will meet our projections. Even though the Company, through its wholly-owned subsidiary, has performed these services for more than ten years, there can be no assurance that the Company will be able to continue to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Further, the Coronavirus pandemic negatively impacted the Company's operations and there can be no guarantee that operations will fully recover and continue to grow. The business Company engages in is highly regulated and we can be subject to changes in regulations that may negatively impact our business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aviation industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. We anticipate raising additional capital within 12-14 months, which may result in economic dilution.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our current services are variants on one type of service, regional air transportation. The demand for those services varies over the course of time.

Minority Holder; Securities with Voting Rights

The Class B Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. Some current shareholders have voting rights in excess of the voting rights you have, further impacting your ability to affect management decisions.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings, n which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C, with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and. Will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget- as well as regulatory approval- our services will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new services will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We operate in a highly competitive industry space and while we believe our services offer a unique value proposition, we still face competition from numerous transportation sources.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. Though the years we have successfully defended our trademarks at both the United State Patent and Trademark office and with infringing companies. We believe we have strong trademark protections.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in operations, sales, marketing, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell services is dependent on the outside government regulation such as the Federal Aviation Administration, Department of Transportation, other relevant government lav,s and regulations. The laws and regulations concerning the selling of services may be subject to change investment in the Company may be affected.

There are regulatory risks.

Hopscotch Air, Inc is an FAA-certificated air carrier and, as such, is subject to regulations by the FAA, Department of Transportation, and various other Federal and Canadian governmental agencies. These risks include negative regulatory changes, FAA-issued violations, or other certificate action that may make it difficult to continue operating.

Expenses may rise that are outside our control.

The aviation industry is subject to expenses outside the control of any one air carrier. Fuel and labor costs may rise, resulting in us having to charge higher fares, and making our services less appealing.

There is nationwide pilot shortage which may result in higher labor costs

There is a nation-wide pilot shortage that may hamper the company's ability to hire, train and retain crew members. This could result in higher labor costs and curtail our financial results.

An accident could prove devastating to our business.
If we have any accident, our insurance may not be sufficient and the regulators may suspend or revoke our ability to operate, even if it is not deemed our fault.

Investment may be scrutinized by the Department of Transportation.
The U.S. DOT reserves the right to review all air carrier related transactions. While we are confident the DOT will either not review this transaction or, if they do, they would quickly approve it, there is a risk that this could delay any investment.

There is no guarantee private aviation will continue to grow.
There is no guarantee that recent growth trends in private aviation will continue. The business is subject to various economic pressures and that could materially impact our business.

StartEngine has previously investigated and resolved flags on the issuer's subsidiary Bad Actor Check.
The issuer's subsidiary's Bad Actor Check showed three separate liens filed against the subsidiary, Hopscotch Air, Inc. Given the material risk for the Bad Actor Check was the tax liens, StartEngine notes no further concerns evidenced by the IRS Transcript reports.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Hopscotch Air, Inc, a wholly owned subsidiary of Hopscotch Acquisition Corporation, is an FAA certificated air carrier, providing private, regional air taxi services throughout the Northeast and performed about 1700 revenue legs in 2024. We often fly to places the airlines don't serve, providing clients with a unique travel experience.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 12 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	420,155
Voting Rights	10 votes per share
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Class B Common Stock
Amount outstanding	6,759
Voting Rights	1 vote per one share.
Anti-Dilution Rights	As a minority holder of Class B Common Stock of the company, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	Small Business Administration
Amount outstanding	$56,000.00
Interest rate and payment schedule	3.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	April 1, 2050
Other material terms	

Type of debt	Loan
Name of creditor	Douglas Okin
Amount outstanding	$350,000.00
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is $406,000.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering

Ownership

A majority of the Company is owned by a few people. Those people are Andrew Schmertz and Douglas Okin.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Andrew Schmertz	26.6%
Douglas Okin	26.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Operational events that could prove challenging to this forecast include our ability to attract and retain pilots. There is a nationwide pilot shortage, that is well documented, and we may not be able to staff the operation to meet demand. We may face additional wage pressures as well, in order the attract and retain crew members. While we have experienced pricing power this year, we also face challenges in acquiring aircraft. The used aircraft market has been tight, with prices, in some cases, exceeding new aircraft. New aircraft could be harder to obtain, as our only aircraft manufacturer, Cirrus Aircraft, has a backlog of 12-18 months. Finally, inflation and uncertainty over the economy may affect demand, though as of October 2022, we have not seen these factors take effect.

The Company achieved profitability in 2021 and that continued to 2022. We continue to work to expand the fleet, hire crewmembers, and enter new territories. Our objectives are to develop a commuter air line of business, which is to provide scheduled per seat service along routes abandoned by the commercial airlines. To do this, we'll need to invest in aircraft, new technologies, and new personnel, which may impact profitability in 2025.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Andrew Schmertz
(Signature)

Andrew Schmertz
(Name)

CEO, Assistant Director of Operations
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Hopscotch Air, Inc - Acctg File
Profit & Loss
January through December 2024

	Jan - Dec 24
Ordinary Income/Expense	
Income	
Sales of Aviation Equipment	55,605.85
4134 · Charter	
4134.1 · Brokered Charter	117,894.88
4134 · Charter - Other	666,129.05
Total 4134 · Charter	784,023.93
4135 · Charter - Owner Flight	270.00
4550 · Pilot Hire Revenue	900.00
Total Income	840,799.78
Cost of Goods Sold	
5125 · Purchases	55,605.85
5000 · Cost of Charter Operations	
5100 · Direct Operating Cost	
5110 · Fuel & Oil	
5110.01 · Fuel Reimbursements	-49,668.49
5110 · Fuel & Oil - Other	73,436.41
Total 5110 · Fuel & Oil	23,767.92
5120 · Maintenance	110,302.93
5121 · Maintenance - AC Owner	-55,358.38
Total 5100 · Direct Operating Cost	78,712.47
5130 · Landing & Grnd Handling Fees	
5135 · Landing & Grnd Hand Fees-Other	7,663.09
Total 5130 · Landing & Grnd Handling Fees	7,663.09
5150 · Subcontract Carriage/Transport	43,821.34
5180 · Credit Card Processing Fees	9,253.05
5185 · Broker Commission	627.70
5190 · Pilot Compensation	
5191 · Staff Pilot Compensation	18,858.99
Total 5190 · Pilot Compensation	18,858.99
5195 · Training/Prof Dev-Flight Ops	4,550.00
5196 · Dues & Subscriptions-Flight Ops	7,561.09
5200 · T&E-Flight Ops	
5222 · Meals & Accomodation-Flight Ops	22,833.06
5223 · Travel-Flight Ops	5,297.76
Total 5200 · T&E-Flight Ops	28,130.82
Total 5000 · Cost of Charter Operations	199,178.55
5020 · Leaseback Expenses	183,176.14
5500 · Basic Costs of Ownership	
5600 · Flight Operations	
5610 · Wages & Benefits-Flight Ops	
Deferred Salary	18,000.00
5611 · Gross Reg Wages-Flight Ops	246,400.37
5630 · Payroll Taxes-Flight Ops	
5631 · Disability	-886.04
5632 · FICA	15,276.91
5633 · Medicare	3,572.93
5634 · FUTA	864.97
5635 · SUI - NY	1,512.52
5638 · Re-empl Svc ER - NY	46.81
Total 5630 · Payroll Taxes-Flight Ops	20,388.10
Total 5610 · Wages & Benefits-Flight Ops	284,788.47

Hopscotch Air, Inc - Acctg File
Profit & Loss
January through December 2024

	Jan - Dec 24
5670 · Apparel-Flight Ops	1,127.80
Total 5600 · Flight Operations	285,916.27
5710 · Charts & Nav DB Subscriptions	2,672.18
5730 · Insurance-Airport/Aircraft	24,439.13
5740 · FBO-Tie Down	4,660.00
Total 5500 · Basic Costs of Ownership	317,687.58
Total COGS	755,648.12
Gross Profit	85,151.66
Expense	
6170p · Computer and Internet Expenses	11,527.62
6200 · Marketing Expense	4,443.76
6330 · Insurance Expense	
6340 · Health QSEHRA Claim Fund	2,555.96
6360p · Life	14,400.00
6370 · D & O	184.54
Total 6330 · Insurance Expense	17,140.50
6600 · General & Administrative	
6660 · T&E-G&A	
6664 · Transportation	406.57
Total 6660 · T&E-G&A	406.57
6681 · Dues & Subscriptions - G&A	489.00
6701 · Other G&A	
6710 · Professional Fees	
6711 · Accounting	8,136.25
6712 · Legal	1,338.87
6713 · Other	500.00
6710 · Professional Fees - Other	76,914.40
Total 6710 · Professional Fees	86,889.52
6740 · Bank & Other Admin Charges	
6741 · Financing Fees	8,935.56
6742 · Payroll Processing Expense	4,555.04
6743 · Bank Charges	6,651.78
Total 6740 · Bank & Other Admin Charges	20,142.38
Total 6701 · Other G&A	107,031.90
Total 6600 · General & Administrative	107,927.47
6700p · Charitable Contributions	30.90
6710p · Rent Expense	5,902.71
6800 · Overhead-ALLOC	
6820 · Office Supplies-ALLOC	
6821 · Postage and Delivery-ALLOC	17.79
6824 · Office Supplies & Goods-ALLOC	3,794.61
Total 6820 · Office Supplies-ALLOC	3,812.40
6860 · Telecom-Voice & Data-ALLOC	280.49
Total 6800 · Overhead-ALLOC	4,092.89
Total Expense	151,065.85
Net Ordinary Income	-65,914.19

Hopscotch Air, Inc - Acctg File
Profit & Loss
January through December 2024

	Jan - Dec 24
Other Income/Expense	
Other Expense	
8020 · Interest Exp-General	7,014.58
Total Other Expense	7,014.58
Net Other Income	-7,014.58
Net Income	**-72,928.77**

Hopscotch Air, Inc - Acctg File
Balance Sheet
As of December 31, 2024

	Dec 31, 24
ASSETS	
Current Assets	
Checking/Savings	
1001 · Chase Checking	273.40
1000 · TD Bank 7943	14,921.27
1110 · Petty Cash	819.00
Total Checking/Savings	16,013.67
Accounts Receivable	
1200 · Accounts Receivable	-10,497.88
1210 · Accounts Receivable Other	10,497.88
Total Accounts Receivable	0.00
Total Current Assets	16,013.67
Fixed Assets	
1300 · Computer Equipment	2,003.78
1700 · Accumulated Depreciation	-2,003.78
Total Fixed Assets	0.00
Other Assets	
1800 · HAC Investment	-64,439.88
Total Other Assets	-64,439.88
TOTAL ASSETS	**-48,426.21**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2043 · Amex 11007	662.43
Total Credit Cards	662.43
Other Current Liabilities	
2053 · Chase LOC	18,000.00
2183 · Loan Payable Life Insurance	40,000.00
2056 · Working Capital Loan- Amex	23,686.38
2045 · TD Bank Credit Line	908.49
2055 · Loan Payable - Square	15,695.98
2100 · Pre Paid Plan	
Jon Amadjian	25,782.85
C Palmieri	21,561.66
Brothers Vending	901.00
Erik Brooks	25,700.68
Jason McCarthy	17,892.00
Kline Law	15,682.00
Mark Thompson	2,792.00
Sam Orens	12,520.00
West Howland	26,193.33
Total 2100 · Pre Paid Plan	149,025.52
2400 · Payroll Liabilities	23,220.98
Total Other Current Liabilities	270,537.35
Total Current Liabilities	271,199.78

Hopscotch Air, Inc - Acctg File
Balance Sheet
As of December 31, 2024

	Dec 31, 24
Long Term Liabilities	
2200 · Loan Payable - TD bank SBA dis	58,900.00
2210 · Loan Payable - PPP	3,665.95
2500 · Shareholder Loans Okin	236,856.63
2600 · Shareholder Loans Schmertz	-12,890.16
Total Long Term Liabilities	286,532.42
Total Liabilities	557,732.20
Equity	
3016 · Investment James Fendt	75,000.00
3000 · Opening Balance Equity	540,523.20
3010 · Common Stock	268,461.54
3015 · Stock Conversion of Loan	100,000.00
3020 · Additional Paid in Capital	21,538.46
3200 · Retained Earnings	-1,538,752.84
Net Income	-72,928.77
Total Equity	-606,158.41
TOTAL LIABILITIES & EQUITY	**-48,426.21**

Hopscotch Air, Inc - Acctg File
Profit & Loss
January through December 2023

	Jan - Dec 23
Ordinary Income/Expense	
Income	
4200 · Membership Fees	2,925.00
4134 · Charter	
4134.1 · Brokered Charter	92,718.51
4134 · Charter - Other	747,635.56
Total 4134 · Charter	840,354.07
4135 · Charter - Owner Flight	0.00
4550 · Pilot Hire Revenue	42,237.00
4700 · Brokerage Commission	12,071.50
Total Income	897,587.57
Cost of Goods Sold	
5125 · Purchases	0.00
5000 · Cost of Charter Operations	
5100 · Direct Operating Cost	
5110 · Fuel & Oil	
5110.01 · Fuel Reimbursements	-30,761.68
5110 · Fuel & Oil - Other	97,884.60
Total 5110 · Fuel & Oil	67,122.92
5120 · Maintenance	99,738.13
5121 · Maintenance - AC Owner	-21,556.93
Total 5100 · Direct Operating Cost	145,304.12
5130 · Landing & Grnd Handling Fees	
5135 · Landing & Grnd Hand Fees-Other	5,255.30
Total 5130 · Landing & Grnd Handling Fees	5,255.30
5150 · Subcontract Carriage/Transport	108,220.17
5180 · Credit Card Processing Fees	12,045.48
5190 · Pilot Compensation	
5192 · Pilot Compensation - Other	8,812.33
Total 5190 · Pilot Compensation	8,812.33
5196 · Dues & Subscriptions-Flight Ops	10,157.44
5200 · T&E-Flight Ops	
5222 · Meals & Accomodation-Flight Ops	17,261.50
5223 · Travel-Flight Ops	6,813.80
Total 5200 · T&E-Flight Ops	24,075.30
Total 5000 · Cost of Charter Operations	313,870.14

Hopscotch Air, Inc - Acctg File
Profit & Loss
January through December 2023

	Jan - Dec 23
5020 · Leaseback Expenses	145,570.10
5500 · Basic Costs of Ownership	
5600 · Flight Operations	
5610 · Wages & Benefits-Flight Ops	
5611 · Gross Reg Wages-Flight Ops	265,219.27
5630 · Payroll Taxes-Flight Ops	
5631 · Disability	-1,128.83
5632 · FICA	16,443.61
5633 · Medicare	3,845.83
5634 · FUTA	343.19
5635 · SUI - NY	2,352.64
5638 · Re-empl Svc ER - NY	47.43
Total 5630 · Payroll Taxes-Flight Ops	21,903.87
Total 5610 · Wages & Benefits-Flight Ops	287,123.14
5670 · Apparel-Flight Ops	1,243.90
Total 5600 · Flight Operations	288,367.04
5710 · Charts & Nav DB Subscriptions	2,311.09
5730 · Insurance-Airport/Aircraft	54,782.76
5740 · FBO-Tie Down	3,301.27
Total 5500 · Basic Costs of Ownership	348,762.16
Total COGS	808,202.40
Gross Profit	89,385.17
Expense	
6170p · Computer and Internet Expenses	7,882.96
6200 · Marketing Expense	9,519.85
6330 · Insurance Expense	
6360p · Life	14,400.00
6370 · D & O	2,192.53
Total 6330 · Insurance Expense	16,592.53
6500 · Technology	
6510 · Consulting-Technology	12,446.75
6520 · Hosting & ASP Services	5,629.37
Total 6500 · Technology	18,076.12

Hopscotch Air, Inc - Acctg File
Profit & Loss
January through December 2023

	Jan - Dec 23
6600 · General & Administrative	
6660 · T&E-G&A	
6663 · Travel-G&A	833.08
6664 · Transportation	364.90
Total 6660 · T&E-G&A	1,197.98
6681 · Dues & Subscriptions - G&A	69.12
6701 · Other G&A	
6710 · Professional Fees	
6711 · Accounting	7,196.55
6713 · Other	8,996.03
6710 · Professional Fees - Other	79,846.80
Total 6710 · Professional Fees	96,039.38
6735 · License, Permits & Certs	55.00
6740 · Bank & Other Admin Charges	
6741 · Financing Fees	11,999.00
6742 · Payroll Processing Expense	4,453.50
6743 · Bank Charges	3,695.00
Total 6740 · Bank & Other Admin Charges	20,147.50
6780 · Corporate Taxes and Fees	135.00
Total 6701 · Other G&A	116,376.88
Total 6600 · General & Administrative	117,643.98
66900 · Reconciliation Discrepancies	-0.12
6700p · Charitable Contributions	500.00
6710p · Rent Expense	3,981.00
6800 · Overhead-ALLOC	
6820 · Office Supplies-ALLOC	
6821 · Postage and Delivery-ALLOC	11.30
6822 · Printing and Reproduction-ALLOC	70.27
6824 · Office Supplies & Goods-ALLOC	2,341.52
Total 6820 · Office Supplies-ALLOC	2,423.09
6860 · Telecom-Voice & Data-ALLOC	2,477.95
Total 6800 · Overhead-ALLOC	4,901.04
9500 · Depreciation	303.78
Total Expense	179,401.14
Net Ordinary Income	-90,015.97

Hopscotch Air, Inc - Acctg File
Profit & Loss
January through December 2023

	Jan - Dec 23
Other Income/Expense	
Other Expense	
8020 · Interest Exp-General	3,978.34
Total Other Expense	3,978.34
Net Other Income	-3,978.34
Net Income	-93,994.31

Hopscotch Air, Inc - Acctg File
Balance Sheet
As of December 31, 2023

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
1000 · TD Bank 7943	23,936.59
1110 · Petty Cash	819.00
Total Checking/Savings	24,755.59
Accounts Receivable	
1200 · Accounts Receivable	-8,968.72
1210 · Accounts Receivable Other	8,968.72
Total Accounts Receivable	0.00
Total Current Assets	24,755.59
Fixed Assets	
1300 · Computer Equipment	2,003.78
1700 · Accumulated Depreciation	-2,003.78
Total Fixed Assets	0.00
Other Assets	
1800 · HAC Investment	-64,539.88
Total Other Assets	-64,539.88
TOTAL ASSETS	**-39,784.29**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2042 · Amex 1005	1,208.15
2041 · Amex 74000 (73002)	20,905.80
Total Credit Cards	22,113.95
Other Current Liabilities	
2056 · Working Capital Loan- Amex	8,690.09
2045 · TD Bank Credit Line	908.49
2055 · Loan Payable - Square	21,270.16
2100 · Pre Paid Plan	
2126 · West Howland	13,000.00
2125 · Sam Orens	25,000.00
2124 · Kevin McCarthy	25,000.00
2123 · Doug Okin	40,000.00
2146 · Mark Shafir	18,232.32
2145 · Melanie Giegel	9,416.00
2115 · Brothers Vending	901.00
2132 · Erik Brooks	34,330.34
2193 · Bohlson	11,200.00
2195 · Goldberg	940.29
Total 2100 · Pre Paid Plan	178,019.95
Total Other Current Liabilities	208,888.69
Total Current Liabilities	231,002.64
Long Term Liabilities	
2200 · Loan Payable - TD bank SBA dis	58,900.00
2210 · Loan Payable - PPP	3,665.95
2750 · Investment - James Fendt	75,000.00
2500 · Shareholder Loans Okin	205,356.63
2600 · Shareholder Loans Schmertz	-5,479.87
Total Long Term Liabilities	337,442.71
Total Liabilities	568,445.35

Hopscotch Air, Inc - Acctg File
Profit & Loss
January through December 2024

	Jan - Dec 24	Jan - Dec 23
Ordinary Income/Expense		
Income		
Sales of Aviation Equipment	55,605.85	0.00
4200 · Membership Fees	0.00	2,925.00
4134 · Charter		
4134.1 · Brokered Charter	117,894.88	92,718.51
4134 · Charter - Other	666,129.05	747,635.56
Total 4134 · Charter	784,023.93	840,354.07
4135 · Charter - Owner Flight	270.00	0.00
4550 · Pilot Hire Revenue	900.00	42,237.00
4700 · Brokerage Commission	0.00	12,071.50
Total Income	**840,799.78**	**897,587.57**
Cost of Goods Sold		
5125 · Purchases	55,605.85	0.00
5000 · Cost of Charter Operations		
5100 · Direct Operating Cost		
5110 · Fuel & Oil		
5110.01 · Fuel Reimbursements	-49,668.49	-30,761.68
5110 · Fuel & Oil - Other	73,436.41	97,884.60
Total 5110 · Fuel & Oil	23,767.92	67,122.92
5120 · Maintenance	110,302.93	99,738.13
5121 · Maintenance - AC Owner	-55,358.38	-21,556.93
Total 5100 · Direct Operating Cost	78,712.47	145,304.12
5130 · Landing & Grnd Handling Fees		
5135 · Landing & Grnd Hand Fees-Other	7,663.09	5,255.30
Total 5130 · Landing & Grnd Handling Fees	7,663.09	5,255.30
5150 · Subcontract Carriage/Transport	43,821.34	108,220.17
5180 · Credit Card Processing Fees	9,253.05	12,045.48
5185 · Broker Commission	627.70	0.00
5190 · Pilot Compensation		
5191 · Staff Pilot Compensation	18,858.99	0.00
5192 · Pilot Compensation - Other	0.00	8,812.33
Total 5190 · Pilot Compensation	18,858.99	8,812.33
5195 · Training/Prof Dev-Flight Ops	4,550.00	0.00
5196 · Dues & Subscriptions-Flight Ops	7,561.09	10,157.44
5200 · T&E-Flight Ops		
5222 · Meals & Accomodation-Flight Ops	22,833.06	17,261.50
5223 · Travel-Flight Ops	5,297.76	6,813.80
Total 5200 · T&E-Flight Ops	28,130.82	24,075.30
Total 5000 · Cost of Charter Operations	199,178.55	313,870.14
5020 · Leaseback Expenses	183,176.14	145,570.10
5500 · Basic Costs of Ownership		
5600 · Flight Operations		
5610 · Wages & Benefits-Flight Ops		
Deferred Salary	18,000.00	0.00
5611 · Gross Reg Wages-Flight Ops	246,400.37	265,219.27
5630 · Payroll Taxes-Flight Ops		
5631 · Disability	-886.04	-1,128.83
5632 · FICA	15,276.91	16,443.61
5633 · Medicare	3,572.93	3,845.83
5634 · FUTA	864.97	343.19
5635 · SUI - NY	1,512.52	2,352.64
5638 · Re-empl Svc ER - NY	46.81	47.43
Total 5630 · Payroll Taxes-Flight Ops	20,388.10	21,903.87
Total 5610 · Wages & Benefits-Flight Ops	284,788.47	287,123.14
5670 · Apparel-Flight Ops	1,127.80	1,243.90
Total 5600 · Flight Operations	285,916.27	288,367.04

Hopscotch Air, Inc - Acctg File
Profit & Loss
January through December 2024

	Jan - Dec 24	Jan - Dec 23
5710 · Charts & Nav DB Subscriptions	2,672.18	2,311.09
5730 · Insurance-Airport/Aircraft	24,439.13	54,782.76
5740 · FBO-Tie Down	4,660.00	3,301.27
Total 5500 · Basic Costs of Ownership	317,687.58	348,762.16
Total COGS	755,648.12	808,202.40
Gross Profit	85,151.66	89,385.17
Expense		
6170p · Computer and Internet Expenses	11,527.62	7,882.96
6200 · Marketing Expense	4,443.76	9,519.85
6330 · Insurance Expense		
6340 · Health QSEHRA Claim Fund	2,555.96	0.00
6360p · Life	14,400.00	14,400.00
6370 · D & O	184.54	2,192.53
Total 6330 · Insurance Expense	17,140.50	16,592.53
6500 · Technology		
6510 · Consulting-Technology	0.00	12,446.75
6520 · Hosting & ASP Services	0.00	5,629.37
Total 6500 · Technology	0.00	18,076.12
6600 · General & Administrative		
6660 · T&E-G&A		
6663 · Travel-G&A	0.00	833.08
6664 · Transportation	406.57	364.90
Total 6660 · T&E-G&A	406.57	1,197.98
6681 · Dues & Subscriptions - G&A	489.00	69.12
6701 · Other G&A		
6710 · Professional Fees		
6711 · Accounting	8,136.25	7,196.55
6712 · Legal	1,338.87	0.00
6713 · Other	500.00	8,996.03
6710 · Professional Fees - Other	76,914.40	79,846.80
Total 6710 · Professional Fees	86,889.52	96,039.38
6735 · License, Permits & Certs	0.00	55.00
6740 · Bank & Other Admin Charges		
6741 · Financing Fees	8,935.56	11,999.00
6742 · Payroll Processing Expense	4,555.04	4,453.50
6743 · Bank Charges	6,651.78	3,695.00
Total 6740 · Bank & Other Admin Charges	20,142.38	20,147.50
6780 · Corporate Taxes and Fees	0.00	135.00
Total 6701 · Other G&A	107,031.90	116,376.88
Total 6600 · General & Administrative	107,927.47	117,643.98
66900 · Reconciliation Discrepancies	0.00	-0.12
6700p · Charitable Contributions	30.90	500.00
6710p · Rent Expense	5,902.71	3,981.00
6800 · Overhead-ALLOC		
6820 · Office Supplies-ALLOC		
6821 · Postage and Delivery-ALLOC	17.79	11.30
6822 · Printing and Reproduction-ALLOC	0.00	70.27
6824 · Office Supplies & Goods-ALLOC	3,794.61	2,341.52
Total 6820 · Office Supplies-ALLOC	3,812.40	2,423.09
6860 · Telecom-Voice & Data-ALLOC	280.49	2,477.95
Total 6800 · Overhead-ALLOC	4,092.89	4,901.04
9500 · Depreciation	0.00	303.78
Total Expense	151,065.85	179,401.14
Net Ordinary Income	-65,914.19	-90,015.97

Hopscotch Air, Inc - Acctg File
Profit & Loss
January through December 2024

	Jan - Dec 24	Jan - Dec 23
Other Income/Expense		
Other Expense		
8020 · Interest Exp-General	7,014.58	3,978.34
Total Other Expense	7,014.58	3,978.34
Net Other Income	-7,014.58	-3,978.34
Net Income	**-72,928.77**	**-93,994.31**